Exhibit 99.1

January 31, 2019: Azure Power (NYSE: AZRE), a leading solar power producer in India, announced that Board member, Robert Kelly, resigned from the office of the Board of Directors of the Company, including its subcommittees. His decision to resign was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.